UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

December 13, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 517942108

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 1,500,000[1]

	(8)	SHARED VOTING POWER: 0

	(9)	SOLE DISPOSITIVE POWER: 1,500,000[1]

	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,500,000[1]

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

1 Consists of 1,500,000 shares of Common Stock that PW Partners Atlas Fund II LP has the right to purchase pursuant to the Option Agreement (as defined below).

INTRODUCTORY STATEMENT

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on June 26, 2017, as amended by Amendment No. 1 filed on July 13, 2017, and Amendment No. 2 filed on December 13, 2019, by HG Vora Capital Management, LLC (the “Manager” or the “Reporting Person”) with respect to the shares of Common Stock owned directly by the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”). The Manager is hereinafter referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D, as amended.

Items 5, 6, and 7 of the Schedule 13D are hereby amended and supplemented as follows.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 1,500,000 shares of common stock, which represents 5.4% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 28,002,197 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019. The 1,500,000 shares of Common Stock reported above consists of 1,500,000 shares of Common Stock that PW Partners Atlas Fund II LP has the right to purchase pursuant to the Option Agreement attached as Exhibit 2 to Amendment No. 2, which was filed by the Manager on December 13, 2019.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 13, 2019, the Fund entered into a Stock Purchase Agreement (the “SPA”) with Kennedy Lewis Capital Partners Master Fund, Ltd. (“Kennedy Lewis”) pursuant to which Kennedy Lewis agreed to purchase 4,200,000 SPA Shares from the Fund for $1.50 per Share (the “Purchase Price”). The SPA provides that the closing of the sale to, and purchase by, Kennedy Lewis of the SPA Shares shall not take place prior to December 23, 2019, or at such other time and place as the seller and purchaser shall mutually agree. If the closing has not occurred by 11:59 p.m. Eastern time on December 23, 2019 (the “Termination Time”) due to any failure by Kennedy Lewis to pay the Purchase Price, such failure to pay shall not constitute a breach of the SPA and the SPA shall terminate unless both parties agree in writing to extend such date and time. Notwithstanding the foregoing, the Termination Time shall automatically be extended if the parties are working in good faith to close the transactions contemplated hereby and the only reason the closing has not occurred is because the transfer agent requires additional time to appropriately process the transfer of the shares.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Stock Purchase Agreement by and between the Fund and Kennedy Lewis, dated December 13, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2019

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

Exhibit 1

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE SECURITIES PURCHASED HEREUNDER ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER.

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of December 13, 2019, by and between HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Seller”), and Kennedy Lewis Capital Partners Master Fund LP, a Cayman Islands limited partnership (the “Purchaser” and, together with the Seller, the “Parties” and each, a “Party”).

RECITALS

A.      The Seller is the beneficial owner of shares of the common stock, $0.001 par value per share (the “Common Stock”), of Town Sports International Holdings, Inc., a Delaware corporation (the “Company”).

B.      The Seller desires to sell 4,200,000 shares of the Common Stock to the Purchaser (the “Shares”), and the Purchaser desires to purchase such Shares for $1.50 per share (the “Per Share Purchase Price”), subject to all of the terms, conditions, promises, representations and warranties set forth herein.

WHEREAS, in connection with such sale and purchase, the Seller, on the one hand, and the Purchaser on the other hand, are willing to make certain representations and warranties and agree to observe certain covenants set forth herein for the benefit of the other Party, as applicable, and the other applicable Party will rely on such representations, warranties and covenants as a material inducement to entering in to such sale and purchase.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.      Sale and Purchase of the Shares. Subject to the terms and conditions of this Agreement, at the Closing (as hereinafter defined), the Seller shall sell, assign, transfer, convey and deliver the Shares to the Purchaser, by instructing its broker to transfer the Shares to a broker account designated by the Purchaser (or another method of transfer selected by the Purchaser, which shall be acceptable to the Seller), and the Purchaser shall purchase the Shares from the Seller for the Purchase Price (as hereinafter defined). At the Closing, the Purchaser shall pay to the Seller cash in the total amount of the Purchase Price by wire transfer in immediately available funds to such account(s) as the Seller shall designate in writing to the Purchaser no later than two business days prior to the Closing Date (as hereinafter defined).

2.      Closing. The closing of the sale to, and purchase by, the Purchaser of the Shares (the “Closing”) shall take place electronically at 12:00 p.m. Eastern time within two (2) Business Days after satisfaction (or waiver) of the closing conditions set forth in Section 6 below but in no event prior to December 23, 2019 (the “Closing Date”), or at such other time and place as the Seller and the Purchaser shall mutually agree. The aggregate purchase price of the Shares acquired pursuant to this Section 2 shall be $6,300,000 (the “Purchase Price”).

3.      Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as of the Closing Date, that:

(a)        The Seller is duly organized, validly existing and in good standing under the laws of the state of its formation, and has all corporate power and authority to own its properties and conduct its business as presently conducted.

(b)        The Seller has all necessary power and authority under all applicable provisions of applicable law to execute and deliver this Agreement and to carry out the provisions hereof. All action on the Seller’s part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

(c)         This Agreement has been duly and validly executed and delivered by the Seller, and constitutes the valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as limited by general principles of equity that restrict the availability of equitable remedies.

(d)         The execution, delivery and performance of this Agreement by the Seller will not: (i) result in any default or violation of the governing documents of or applicable to it, (ii) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds the Seller in any material respect; or (iii) conflict with or result, with or without the passage of time or giving of notice, a material breach of or default or require any consent or waiver under any such provision, under any indenture or loan or credit agreement or any other material agreement or instrument to which the Seller is a party or by which the Seller or its material properties may be affected or bound.

(e)         The Shares are beneficially owned by the Seller free and clear of any and all restrictions on transfer, taxes, liens, encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands; and the Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than pursuant to this Agreement).

(f)         The stock power or other documentation executed and delivered by the Seller to the Purchaser pursuant to Section 6.1(b) will be a valid and binding obligation of the Seller, enforceable in accordance with its terms, and will transfer to the Purchaser good, valid and marketable title to the Shares to be transferred by the Seller to the Purchaser pursuant to and contemplated by this Agreement, free and clear of all encumbrances whatsoever, other than those that may be created by the Purchaser.

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(g)         Except in the case of fraud, the Seller has not relied upon any representation or other information from the Purchaser (whether oral or written) with respect to the Company.

(h)         The Seller has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares and has independently and without reliance upon the Purchaser or its agents made its own analysis and decision to sell the Shares.

(i)        There is no action, suit, claim, proceeding, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or threatened against the Seller that (a) could reasonably be expected to adversely affect the ability of the Seller to consummate the transactions contemplated hereby, or (b) could reasonably be expected to prevent, impede, hinder, delay, make illegal, impose limitations or conditions on, or otherwise interfere with, the transactions contemplated hereby.

(j)        Assuming that the representations of the Purchaser set forth in Section 4 of this Agreement are true and correct, no consent, approval, order or authorization of, or registration, qualification, declaration, or filing with, any governmental authority is required in connection with the sale of the Shares or the consummation of the transactions contemplated hereby, except for the filings with the Securities and Exchange Commission of such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and revisions thereunder, as may be required in connection with this Agreement and the transactions contemplated by this Agreement. Assuming that the representations of the Purchaser set forth in Section 4 of this Agreement are true and correct, the sale of the Shares in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act, and the rules and regulations promulgated thereunder, and all applicable state securities laws.

(k)        No investment bank, financial advisor, broker or finder has acted for the Seller in connection with this Agreement or the transactions contemplated hereby, and no investment bank, financial advisory, broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Seller.

(l)        The transactions contemplated hereunder shall not violate any insider trading policy or similar policy of the Company applicable to the Seller.

4.      Representations and Warranties of Purchaser. The Purchaser hereby represents and warrants to the Seller as of the Closing Date, that:

(a)       The Purchaser is duly organized, validly existing and in good standing under the laws of the state of its formation, and has all corporate power and authority to own its properties and conduct its business as presently conducted.

(b)       The Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions hereof. All action on the Purchaser’s part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

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(c)         This Agreement has been duly and validly executed and delivered by the Purchaser, and constitutes the valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and/or (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(d)         The execution, delivery and performance of this Agreement by the Purchaser will not: (i) result in any default or violation of the governing documents of or applicable to it, (ii) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds the Purchaser in any material respect; or (iii) conflict with or result, with or without the passage of time or giving of notice, a material breach of or default or require any consent or waiver under any such provision, under any indenture or loan or credit agreement or any other material agreement or instrument to which the Purchaser is a party or by which the Purchaser or its material properties may be affected or bound.

(e)         The Shares are being acquired by the Purchaser for investment for the Purchaser’s own account only, and not with a view to, or for resale in connection with, any “distribution” of such Shares within the meaning of the Securities Act.

(f)         Except in the case of fraud, the Purchaser has not relied upon any representation or other information from the Seller (whether oral or written) with respect to the Company.

(g)         The Purchaser has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares and has independently and without reliance upon the Seller or its agents made its own analysis and decision to purchase the Shares.

(h)         The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act. The Purchaser is sophisticated and experienced in evaluating the merits and risks involved in an investment in the Shares. The Purchaser has the ability to bear the economic risks of its purchase of the Shares.

(i)         The Purchaser’s purchase of the Shares is not the result of any general solicitation or general advertising by the Seller or any agent of the Seller.

(j)         No investment bank, financial advisor, broker or finder has acted for the Purchaser in connection with this Agreement or the transactions contemplated hereby, and no investment bank, financial advisory, broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Purchaser.

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(k)        The Purchaser has funds readily and unconditionally available sufficient to fund the Purchase Price.

(l)        The Purchaser shall in good faith use commercially reasonable efforts to obtain any required authorizations or approvals from, and make any filings or disclosures required by, applicable governmental authorities or regulatory bodies to the extent required in connection with the purchase and sale of the Shares hereunder.

(m)        There is no action, suit, claim, proceeding, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or threatened against the Purchaser that (a) could reasonably be expected to adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby, or (b) could reasonably be expected to prevent, impede, hinder, delay, make illegal, impose limitations or conditions on, or otherwise interfere with, the transactions contemplated hereby.

(n)        Assuming that the representations of the Seller set forth in Section 3 of this Agreement are true and correct, no consent, approval, order or authorization of, or registration, qualification, declaration, or filing with, any governmental authority is required in connection with the sale of the Shares or the consummation of the transactions contemplated hereby, except for the filings with the Securities and Exchange Commission of such reports under the Exchange Act and the rules and revisions thereunder, as may be required in connection with this Agreement and the transaction contemplated by this Agreement.

(o)       The transactions contemplated hereunder shall not violate (i) any insider trading policy or similar policy of the Company applicable to the Purchaser or (ii) any agreement or understanding (if any) the Purchaser has with the Company.

(p)       The Purchaser understands that the Shares being acquired by it hereunder have not been registered under the Securities Act or under applicable state securities laws (“Blue Sky Laws”), in reliance upon exemptions contained in the Securities Act and Blue Sky Laws and any applicable regulations promulgated thereunder or interpretations thereof, and cannot be offered for sale, sold or otherwise transferred unless, among other things, the Shares subsequently are so registered or qualify for exemption from registration under the Securities Act and Blue Sky Laws. The Purchaser represents that it is able to bear the economic risk of investment in the Shares for an indefinite period of time. The Purchaser acknowledges that it is purchasing the Shares in good faith solely for its own account, for investment and not with a view toward resale or other distribution in violation of the Securities Act or Blue Sky Laws, and understands that the Shares shall not be disposed of by it in contravention of the Securities Act or any applicable Blue Sky Laws. The Purchaser is aware of the provisions of Rule 144 under the Securities Act which permit limited resale of securities purchased in a private placement.

5.      Nonpublic Information. The Seller further acknowledges and agrees that the Purchaser or affiliates of the Purchaser may now possess nonpublic information concerning the Company not known to the Seller, including confidential information which the Purchaser or its affiliates may have received from the Company directly. Such confidential information may include certain forecasts and projections, business plans and strategies and information relating to potential transactions relating to the Company (“Company Information”). The confidential Company Information may or may not be material, may or may not have been publicly disclosed by or on behalf of the Company, and may or may not be available to the Seller from sources other than the Purchaser. The Seller acknowledges that such Company Information may be material to the Seller’s decision to sell the Shares, and that if such Company Information was made known to the Seller, it could cause the Seller to not proceed with, or delay the timing of, the sale of its Shares, or could cause the Seller to change the terms and conditions, including the Per Share Purchase Price, of the sale of its Shares. The Seller, on behalf of itself and its equity owners, members, managers, officers, partners, affiliates, attorneys, agents, representatives, beneficiaries, heirs, successors and assigns (collectively, the “Seller Related Parties”), to the maximum extent permitted by applicable law, hereby, other than in the case of fraud or a breach of any terms or provisions hereunder:

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(i)         agrees that neither the Purchaser nor any of its affiliates nor any of the Purchaser’s or its affiliates’ respective current or former equity owners, members, managers, officers, partners, attorneys, agents, representatives, beneficiaries, heirs, successors and assigns (collectively, the “Purchaser Released Parties”) shall have any liability to the Seller Related Parties with respect to, based upon, arising from, resulting from, or relating to directly or indirectly the existence, substance, possession, disclosure, or nondisclosure of any Company Information whatsoever, whether arising directly or indirectly, primarily or secondarily, by contract or operation of law or otherwise, including, without limitation, as a matter of contribution, indemnification, set-off, rescission, or reimbursement;

(ii)         waives, to the maximum extent permitted by law, any right, claim or cause of action at law or in equity with respect to, arising from, based upon, resulting from or relating to directly or indirectly the existence, substance, possession, disclosure or nondisclosure of any Company Information, including, without limitation, pursuant to Sections 10(b) and 20A of the Exchange Act, or the rules and regulations promulgated by the Securities and Exchange Commission under the Exchange Act, or of any state statute or regulation;

(iii)         forever releases and discharges the Purchaser Released Parties of and from any and all suits, demands, obligations, liabilities, claims and causes of action, contingent or otherwise, of every kind and nature, whether based on federal, state (including, without limitation, federal and state securities laws) or foreign law, at law and in equity, whether asserted, unasserted, absolute, contingent, known or unknown, which the Seller Related Parties may have against the Purchaser Released Parties, or any of them, to the extent arising from, relating to, based upon, resulting from, relating to directly or indirectly, or in connection with the existence, substance, possession, disclosure or nondisclosure of any Company Information; and

(iv)         waives any and all protections afforded by any state or federal statute or regulation that would, if enforced, have the effect of limiting the enforceability or effectiveness of the foregoing releases or other foregoing provisions of this Agreement.

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6.       Conditions to Purchase and Sale of the Shares.

6.1        Conditions to Obligations of Purchaser. The obligation of the Purchaser to purchase the applicable Shares is subject to the fulfillment or waiver of each of the following conditions on or before the Closing Date:

(a)         Representations and Warranties. The representations and warranties of the Seller contained in Section 3 shall be true and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(b)         Performance. The Seller shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Seller on or before the Closing Date.

(c)        Regulatory. The Purchaser and the Seller shall have received all required authorizations or approvals from governmental authorities or regulatory bodies, if any, related to the sale and purchase of the Shares contemplated hereby.

(d)        Shares. The Company shall have confirmed to the Purchaser in writing that the Shares represent less than fifteen percent (15%) of the issued and outstanding Common Stock of the Company; provided, however, that if the Company is unable to confirm such statement because the Shares to be purchased hereunder represent 15% or more of the issued and outstanding Common Stock of the Company, then the number of Shares to be purchased hereunder (and the corresponding Purchase Price) shall automatically be reduced to the first whole number that will make the Shares to be purchased hereunder represent less than fifteen (15%) of the issued and outstanding Common Stock of the Company.

6.2        Conditions to Obligations of the Seller. The obligation of the Seller to sell the applicable Shares is subject to the fulfillment or waiver of each of the following conditions on or before the Closing Date:

(a)         Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 shall be true and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(b)         Performance. The Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing Date.

(c)         Board Approval. On or prior to the date hereof, the board of directors of the Company shall have approved the transactions contemplated hereby.

7.      Termination. If the Closing Date has not occurred by 11:59 pm E.S.T. on December 23, 2019 (the “Termination Time”) due to any failure by the Purchaser to pay the Purchase Price, such failure to pay shall not constitute a breach of this Agreement and this Agreement shall terminate unless both Parties agree in writing to extend such date and time. Notwithstanding the foregoing, the Termination Time shall automatically be extended if the Parties are working in good faith to close the transactions contemplated hereby and the only reason the Closing has not occurred is because the transfer agent requires additional time to appropriately process the transfer of the Shares.

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8.      Miscellaneous.

(a)        Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(b)        Submission to Jurisdiction; Venue; Waiver of Trial by Jury. Each of the Parties irrevocably submits to the exclusive jurisdiction of any United States Federal court sitting in the State of Delaware, over any proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (or, solely to the extent that no such United States Federal court has jurisdiction over such proceeding, to the exclusive jurisdiction of any state court sitting in Delaware with respect thereto). Each of the Parties irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION.

(c)       Entire Agreement; Enforcement of Rights; Amendment. This Agreement, together with any appendices hereto, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them related thereto. No modification of or amendment to this Agreement shall be effective unless in writing signed by the parties to this Agreement. Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. The failure by a party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

(d)        Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties, and no ambiguity shall be construed in favor of or against any one of the parties.

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(e)        Counterparts; Originals. This Agreement may be executed in one or more counterparts and by PDF or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one instrument.

(f)        Consultation with Advisors. The Seller and the Purchaser acknowledge and agree that they each had a full and complete opportunity to consult legal, tax and business advisors and have in fact consulted such advisors with respect to this Agreement and any matters hereunder to the extent it has deemed appropriate.

(g)        Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, nor an acquiescence therein, nor a waiver of or acquiescence in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permission, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(h)        Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and received: (i) on the date of personal service thereof; (ii) on the third business day after mailing, if the notice is mailed by registered or certified mail; (iii) one business day after being sent by professional or overnight courier or messenger service guaranteeing overnight delivery, with receipt confirmed by the courier; or (iv) on the date of transmission if sent by email, facsimile or by such other means of electronic transmission resulting in written copies, with receipt confirmed. Any such notice shall be delivered or addressed to the parties at the most recent address specified by the addressee. Failure to conform to the requirements that mailings be done by one of the above-specified methods shall not defeat the effectiveness of notice actually received by the addressee.

(i)        Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms and provisions hereof in any Federal court sitting in the State of Delaware (or, solely to the extent that no such Federal court has jurisdiction over such Proceeding, in any state court sitting in Delaware), this being in addition to any other remedy to which they are entitled at law or in equity. Additionally, each Party irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor.

(j)        Successors and Assigns. Subject to the following sentence, the terms of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by either Party hereto without the prior written consent of the other Party; provided, however, that the Purchaser may, with notice to the Seller, assign its obligation to purchase the Shares hereunder to one or more of its affiliates; provided, further, that no such assignment will relieve the Purchaser of its obligations hereunder.

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(k)        Survival. Each of the representations and warranties, covenants and agreements, set forth in this Agreement shall survive the Closing under this Agreement.

(l)        Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

(m)        Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby, including, with respect to the Seller, execution, acknowledgement and delivery of all further assignments, transfers and any other such instruments of conveyance, upon the reasonable request of the Purchaser, to confirm the sale of the Shares hereunder.

(n)        Transaction Expenses. The parties shall be responsible for their own fees and expenses related to the transactions contemplated by this Agreement.

(o)       Publicity. No written public release or written announcement concerning the purchase of the Shares contemplated hereby shall be issued by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law (including the Exchange Act) or the rules or regulations of any securities exchange, in which case the Party required to make the release or announcement shall, to the extent reasonably practicable, allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

(p)        Securities Act Legends. Each certificate representing Shares will have the following legend endorsed conspicuously thereupon:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A PRIVATE PLACEMENT, WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT COVERING THE TRANSFER OR AN OPINION OF COUNSEL, SATISFACTORY TO THE ISSUER, THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED.

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IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first set forth above.

THE SELLER:

HG Vora Special Opportunities Master Fund, Ltd.

By:	HG Vora Capital Management, LLC,
Acting in its capacity as investment adviser

By:	/s/ Gary Moross
Name: Gary Moross
Title: Partner

THE PURCHASER:

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Signatory